UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

Trustmark Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

898402-10-2
(CUSIP Number)

Matthew L. Holleman, III, Trustee
Robert M. Hearin Support Foundation
P.O. Box 16505
Jackson, MS 39236-6505
Telephone: (601) 366-8363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7 , 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898401-10-2	Schedule 13D/A	Page 2 of 14
1	NAMES OF REPORTING PERSONS
Robert M. Hearin Support Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,519,482

	8	SHARED VOTING POWER
150,000

	9	SOLE DISPOSITIVE POWER
3,519,482

	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,983,560

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

CUSIP No. 898401-10-2	Schedule 13D/A	Page 3 of 14
1	NAMES OF REPORTING PERSONS
The Robert M. Hearin Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,078

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
314,078

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,078

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

CUSIP No. 898401-10-2	Schedule 13D/A	Page 4 of 14
1	NAMES OF REPORTING PERSONS
Capitol Street, LLC (formerly Capitol Street Corporation)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
150,000

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

CUSIP No. 898401-10-2	Schedule 13D/A	Page 5 of 14
1	NAMES OF REPORTING PERSONS
Galaxie Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
150,000

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

CUSIP No. 898401-10-2	Schedule 13D/A	Page 6 of 14
This Amendment No. 9 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as heretofore amended (the “Schedule 13D”), relating to the shares of common stock, no par value (the “Shares”), of Trustmark Corporation, a Mississippi corporation (the “Issuer”), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, Capitol Street Corporation (currently, Capitol Street LLC, pursuant to a merger) and Galaxie Corporation (each a “Reporting Person” and, collectively, the “Reporting Persons”).  This Amendment is being filed to update the Schedule 13D in light of the change in the Reporting Persons’ ownership percentage of the Shares caused (i) primarily by sale of an aggregate of 487,841 Shares by Capitol Street LLC on November 1, 2022, November 2, 2022, and November 7, 2022, (ii) and other sales of Shares  beneficially owned by Reporting Persons, since the previous amendment, which did not collectively result in a disposition of 1% of the outstanding shares of the Issuer. This Amendment is also being filed to update Item 5.

ITEM 1.	SECURITY AND ISSUER

No change.

ITEM 2.	IDENTITY AND BACKGROUND

No change.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 7 of 14
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.	PURPOSE OF TRANSACTION

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented to add the following information:

(a), (b)          The beneficial ownership information of the Reporting Persons is hereby incorporated by reference from pages 2-5 of this Amendment. Set forth below are the holdings of persons required to be listed in Item 2. The percentages are rounded off to the nearest tenth (one place after decimal point).

	Number of Issuer’s Shares Beneficially Owned		Percentage of Issuer’s Shares Beneficially Owned
Person Named in Item 2	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power
Robert M. Hearin Support Foundation	3,519,482	150,000(1)	5.77%	0.25%
The Robert M. Hearin Foundation	376,578	--	0.52%	--
Capitol Street LLC	--	150,000(2)	--	0.25%
Galaxie Corporation	--	150,000(3)	--	0.25%
Robert M. Hearin, Jr.	17,856	--	0.0%	--
Matthew L. Holleman, III	57,272(4)	--	0.1%	--
Steve M. Hendrix	200	--	0.0%	--
E. E. Laird, Jr.	21,594(5)	--	0.0%	--
Laurie Hearin McRee	479,904	--	0.8%	--
Alan W. Perry	--	--	--	--
Eugene W. Goodwillie, Jr.	--	--	--	--
Bay Street LLC	--	--		--
Norma W. Hess Trust u/a 4/3/02	--	--	--	--
Else Partners, Limited Partnership	--	--	--	--
Millsaps College	--	--	--	--

(1)	Voting and dispositive powers shared with the managers of Capitol Street LLC and the Board of Directors of Galaxie Corporation for 150,000 Shares.

(2)
Shares of Issuer owned by Capitol Street LLC are also included in the total Shares beneficially owned by the Robert M. Hearin Support Foundation and Galaxie Corporation. Shared voting and dispositive power is vested in the trustees of Robert M. Hearin Support Foundation and the managers of Capitol Street Corporation and the Board of Directors of Galaxie Corporation.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 8 of 14
(3)	Indirect ownership of Issuer’s Shares includes Shares owned by Capitol Street LLC.

(4)	Shares beneficially owned by Matthew L. Holleman, III include 8,055 Shares owned by his spouse.

(5)	Shares beneficially owned by E. E. Laird, Jr. include 10,000 Shares owned by his spouse.

(c)	There have been no transactions by persons listed in Item 2 in the class of securities reported on that were effected during the past sixty days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

No change.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 9 of 14
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

ROBERT M. HEARIN SUPPORT FOUNDATION

/s/ Robert M. Hearin, Jr.
Robert M. Hearin, Jr., Trustee

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, Trustee

/s/ Steve M. Hendrix
Steve M. Hendrix, Trustee

/s/ E. E. Laird, Jr.
E. E. Laird, Jr., Trustee

/s/ Laurie Hearin McRee
Laurie Hearin McRee, Trustee

/s/ Alan W. Perry
Alan W. Perry, Trustee

CUSIP No. 898401-10-2	Schedule 13D/A	Page 10 of 14
THE ROBERT M. HEARIN FOUNDATION

/s/ Robert M. Hearin, Jr.
Robert M. Hearin, Jr., Trustee

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, Trustee

/s/ Steve M. Hendrix
Steve M. Hendrix, Trustee

/s/ E. E. Laird, Jr.
E. E. Laird, Jr., Trustee

/s/ Laurie Hearin McRee
Laurie Hearin McRee, Trustee

/s/ Alan W. Perry
Alan W. Perry, Trustee

CUSIP No. 898401-10-2	Schedule 13D/A	Page 11 of 14
CAPITOL STREET LLC

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, President and Manager

GALAXIE CORPORATION

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III,
Chief Executive Officer and President

CUSIP No. 898401-10-2	Schedule 13D/A	Page 12 of 14
SCHEDULE I

ROBERT M. HEARIN SUPPORT FOUNDATION
TRUSTEES

Name	Present Business Address	Present Principal Occupation

Robert M. Hearin, Jr.	830 Union Street, Suite 300 New Orleans, LA 70112	Attorney at Hearin Law Offices, LLC

Matthew L. Holleman, III	5170 Galaxie Dr. Jackson, MS 39206	President and CEO of Galaxie Corporation

Steve M. Hendrix	1020 Highland Colony Parkway, Suite 1400, Ridgeland, MS 39157	Attorney at Butler Snow LLP

E. E. Laird, Jr.	200 Dominican Dr. #4107 Madison, MS 39110	Retired Attorney

Laurie Hearin McRee	P. O. Box 12630 Jackson, MS 39236	Retired

Alan W. Perry	One Jackson Place 188 E Capitol Street Ste 1000 Jackson, MS 39201	Attorney at Bradley Arant Boult Cummings LLP

THE ROBERT M. HEARIN FOUNDATION
TRUSTEES

The trustees for the Robert M. Hearin Foundation are the same as the trustees for Robert M. Hearin Support Foundation.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 13 of 14
SCHEDULE I (CONTINUED)

CAPITOL STREET LLC
MANAGERS/ OFFICERS/ CONTROLLING PERSONS

Name	Present Business Address	Present Principal Occupation/ Principal Business

Matthew L. Holleman, III	5170 Galaxie Dr. Jackson, MS 39206	President and CEO of Galaxie Corporation
Galaxie Corporation	5170 Galaxie Dr. Jackson, MS 39206	See Item 2
Eugene W. Goodwillie, Jr.	1221 6th Ave, New York, NY 10020	Retired Attorney at White & Case LLP

Robert M. Hearin, Jr.	830 Union Street, Suite 300 New Orleans, LA 70112	Attorney at Hearin Law Offices, LLC

Bay Street LLC	5170 Galaxie Dr. Jackson, MS 39206	Holding Company for Warehouse Investments

Robert M. Hearin Support Foundation	5170 Galaxie Dr. Jackson, MS 39206	See Item 2

Norma W. Hess Trust u/a 4/3/02	1185 Avenue of the Americas, 40th Floor New York, NY 10036	Trust
Else Partners, Limited Partnership	P.O. Box 291, Jackson, MS 39205	Family Investment Partnership
Millsaps College	1701 North State Street Jackson, MS 39210	College
Laurie Hearin McRee	P. O. Box 12630 Jackson, MS 39236	Retired

CUSIP No. 898401-10-2	Schedule 13D/A	Page 14 of 14
GALAXIE CORPORATION
DIRECTORS/ OFFICERS/ CONTROLLING PERSONS

Galaxie Corporation’s Directors/Officers/Controlling Persons are the same persons listed as Capitol Street LLC’s Managers/Officers/Controlling Persons, with exception of Galaxie Corporation.